Exhibit 99.1

Nano Dimension Reports Fourth Quarter and Full Year 2017 Financial Results

Conference call to be held today at 09:00 a.m. EDT

Ness Ziona, Israel, March 15, 2018 – Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced financial results for the fourth quarter and full year 2017.

Nano Dimension reported revenues of $440,000 (NIS 1,525,000) for the fourth quarter of 2017 and $861,000 (NIS 2,984,000) for the full year 2017. The company ended the fourth quarter of 2017 with $6,103,000 (NIS 21,159,000) in cash, while total loss for the fourth quarter was $4,202,000 (NIS 14,568,000).

“During the fourth quarter of 2017, after about three years of intensive product development of our 3D printer, inks and software, and after a year of beta testing, we began commercial sales of our Dragonfly 2020 Pro 3D printer,” said Amit Dror, Chief Executive Officer of Nano Dimension.

“We believe that, as first to market with proprietary additive electronics products and services, we are well positioned to capture the expanding demand for rapid design and manufacturing of smart, connected products.”

“We expanded our sales team and, recognizing the importance of the U.S. market to our growth and revenue generation, opened a North American headquarters in Silicon Valley and relocated our Chief Business Officer and Co-Founder Simon Fried to lead our expansion,” remarked Mr. Dror.

“I am very pleased that, concurrent with our first commercial product launch, we opened two Customer Experience Centers and successfully onboarded our first 10 international value-added resellers – an initial channel foundation that we intend to double in number during 2018.”

“During the first quarter of 2018, we added $13.8 million of cash to our balance sheet upon the completion of a public offering. We believe that with this cash infusion, we have the required financial strength and flexibility to scale sales and marketing globally and to expand our channel reach and presence.”

“We are encouraged by the quality and strength of our growing reseller channel and the positive product performance feedback provided by our customers. Looking ahead toward the year 2020, we expect revenue CAGR at a rate of 100% and gross profit margin to converge on 50%. With anticipated revenue growth from DragonFly 2020 Pro 3D printers and materials, we expect that cash use in operations could decline by approximately 50% by 2020,” concluded Mr. Dror.

Fourth Quarter 2017 Financial Results

●	Total revenues for the fourth quarter of 2017 were $440,000 (NIS 1,525,000), compared to $46,000 (NIS 175,000) in the fourth quarter of 2016 and $143,000 (NIS 506,000) in the third quarter of 2017. The increase is attributed to commercial sales of the DragonFly 2020 Pro 3D printer that began in the fourth quarter of 2017.

●

Research and development (R&D) expenses for the fourth quarter of 2017 were $2,602,000 (NIS 9,022,000), compared to $2,465,000 (NIS 9,479,000) in the fourth quarter of 2016 and $2,907,000 (NIS 10,259,000) in the third quarter of 2017. The decrease compared to the third quarter of 2017 was mainly attributed to a decrease in share-based payment expenses from grants to R&D employees, and a decrease in materials expenses. The decrease in NIS compared to the fourth quarter of 2016 resulted primarily from a decrease in share-based payment expenses from grants to R&D employees. The expenses in the fourth quarter of 2017 in USD increased compared to the expenses in the fourth quarter of 2016 in USD due to changes in the exchange rate of the dollar compared to the NIS.

The R&D expenses for the fourth quarter of 2017 are presented net of government grants in the amount of $14,000 (NIS 49,000).

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Sales and marketing expenses for the fourth quarter of 2017 were $772,000 (NIS 2,676,000), compared to $352,000 (NIS 1,352,000) in the fourth quarter of 2016 and $512,000 (NIS 1,806,000) in the third quarter of 2017. The increase compared to the fourth quarter of 2016 was mainly attributed to an increase in payroll and related expenses. The increase compared to the third quarter of 2017 was mainly attributed to an increase in marketing and advertising expenses.

In the fourth quarter of 2017, we decided to present our sales and marketing expenses separate from other operating expenses. Thus, for comparison we have reclassified the expenses in previous years.

●	General and administrative (G&A) expenses for the fourth quarter of 2017 were $767,000 (NIS 2,658,000), compared to $1,075,000 (NIS 4,135,000) in the fourth quarter of 2016 and $659,000 (NIS 2,325,000) in the third quarter of 2017. The decrease compared to the fourth quarter of 2016 was mainly attributed to a decrease in professional services expenses. The increase compared to the third quarter of 2017 resulted primarily from an increase in professional services expenses.

●	Net loss for the fourth quarter of 2017 was $4,202,000 (NIS 14,568,000), or $0.07 (NIS 0.24) per share, compared to $3,858,000 (NIS 14,837,000), or $0.08 (NIS 0.3) per share, in the fourth quarter of 2016 and $4,152,000 (NIS 14,650,000), or $0.06 (NIS 0.22) per share, in the third quarter of 2017.

Full Year 2017 Financial Results

●	Total revenues for the full year 2017 were $861,000 (NIS 2,984,000), compared to $46,000 (NIS 175,000) in 2016. The increase is due to additional leases and sales of our products during 2017.

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R&D expenses for 2017 were $11,233,000 (NIS 38,947,000), compared to $4,038,000 (NIS 15,525,000) in 2016. The increase is mainly a result of the cessation of the capitalization of development cost in the fourth quarter of 2016.

The R&D expenses for the year are presented net of government grants in the amount of $168,000 (approximately NIS 582,000).

●	Sales and marketing expenses for 2017 were $2,267,000 (NIS 7,859,000), compared to $1,005,000 (NIS 3,864,000) in 2016. The increase resulted primarily from an increase in salaries and related personnel expenses, reflecting an increase in the number of sales and marketing employees and an increase in travel expenses.

●	G&A expenses for 2017 were $3,491,000 (NIS 12,101,000), compared to $3,813,000 (NIS 14,660,000) in 2016. The decrease resulted primarily from a decrease in salaries and related personnel expenses, reflecting a decrease in options expenses and a decrease in professional services expenses for accounting, legal, and other G&A activities.

●	Net loss for the full year 2017 was $18,173,000 (NIS 63,005,000), or $0.32 (NIS 1.11) per share, compared to $8,965,000 (NIS 34,470,000), or $0.22 (NIS 0.85) per share, in 2016.

Balance Sheet Highlights

●	As part of Nano Dimension’s preparations and actual commencement of commercial shipments of its new DragonFly 2020 Pro 3D printer during 2017, the company increased its work-in-progress and finished goods inventory and ended the year with a combined inventory of more than $2 million. The company expects a portion of this inventory to convert to revenue in the ordinary course of the coming months.

●	Cash totaled $6,103,000 (NIS 21,159,000) as of December 31, 2017, compared to $12,379,000 (NIS 47,599,000) on December 31, 2016. The decrease compared to December 31, 2016 mainly reflects the proceeds received from the issuance of the company's ordinary shares in the second quarter of 2017, less the cash used in operations and the cash used for the acquisition of fixed assets during the year ended December 31, 2017. On February 2018, Nano Dimension announced the closing of a public offering of American Depositary Shares, with a total gross proceeds of $13.8 million.

●	Shareholders’ equity totaled $18,166,000 (NIS 62,982,000) as of December 31, 2017, compared to $19,302,000 (NIS 74,218,000) as of December 31, 2016.

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Conference call information

The company will host a conference call to discuss these financial results today, March 15, 2018, at 09:00 a.m. EDT (03:00 p.m. IST). Investors interested in participating are invited to register for the conference call here: http://dpregister.com/10117242. Dial-in numbers, including a local Israeli number and instructions, will be provided upon registration. U.S. Dial-in Number: 1-866-777-2509, International Dial-in Number: 1-412-317-5413. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. The conference call will also be webcast live from the Investor Relations section of Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension Ltd.

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing company that is disrupting, reshaping, and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, we are using forward-looking statements when we discuss that we are well positioned to capture the expanding demand for rapid design and manufacturing of smart, connected products, doubling our channel foundation, that we have the required financial strength and flexibility to scale sales and marketing globally and to expand our channel reach and presence, expected revenue CAGR, gross profit margin, anticipated revenue growth from DragonFly 2020 Pro 3D printers and materials, expected cash use in operations, and converting inventory to revenue. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:
Miri Segal-Scharia

CEO

MS-IR LLC
917-607-8654
msegal@ms-ir.com

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Consolidated Statements of Financial Position as at

	December 31,		Convenience translation into US dollars (NIS 3.467 = $1) December 31,
	2016	2017	2017
	Thousand NIS	Thousand NIS	Thousand USD

Assets
Cash	47,599	21,159	6,103
Restricted deposits	500	369	107
Trade receivables	149	325	94
Other receivables	2,979	2,024	583
Inventory	-	8,097	2,336
Total current assets	51,227	31,974	9,223

Restricted deposits	425	1,201	346
Property plant and equipment, net	7,712	17,930	5,172
Intangible assets	26,095	23,419	6,755
Total non-current assets	34,232	42,550	12,273
Total assets	85,459	74,524	21,496

Liabilities
Trade payables	2,612	1,775	512
Other payables	4,954	5,836	1,683
Total current liabilities	7,566	7,611	2,195

Liability in respect of government grants	2,420	2,886	833
Other long-term liabilities	1,255	1,045	302
Total non-current liabilities	3,675	3,931	1,135
Total liabilities	11,241	11,542	3,330

Equity
Share capital	5,446	6,682	1,927
Share premium	118,820	169,325	48,839
Treasury shares	(5,260)	(5,260)	(1,517)
Warrants	4,375	203	59
Capital reserve from transactions with controlling shareholders	1,866	1,866	538
Capital reserve for share-based payments	19,575	23,775	6,857
Accumulated loss	(70,604)	(133,609)	(38,537)
Total equity	74,218	62,982	18,166
Total liabilities and equity	85,459	74,524	21,496

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Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the Three-Month Period Ended December 31,					Convenience translation
			Convenience translation into US dollars (NIS 3.467 = $1)	For the Year Ended December 31,		into US dollars (NIS 3.467 = $1) Year ended December 31,
	2016	2017	2017	2016	2017	2017
	Thousand NIS	Thousand NIS	Thousand USD	Thousand NIS	Thousand NIS	Thousand USD

Revenues	175	1,525	440	175	2,984	861

Cost of revenues	72	979	282	72	1,471	424

Cost of revenues - amortization of intangible	668	670	193	668	2,676	772

Total cost of revenues	740	1,649	475	740	4,147	1,196

Gross loss	(565)	(124)	(35)	(565)	(1,163)	(335)

Research and development expenses, net	9,479 (*)	9,022	2,602	15,525 (*)	38,947	11,233

Sales and marketing expenses	1,352 (*)	2,676	772	3,864 (*)	7,859	2,267

General and administrative expenses	4,135 (*)	2,658	767	14,660 (*)	12,101	3,491

Operating loss	(15,531)	(14,480)	(4,176)	(34,614)	(60,070)	(17,326)

Finance income	695	322	92	695	366	105

Finance expense	1	410	118	551	3,301	952

Total comprehensive loss	(14,837)	(14,568)	(4,202)	(34,470)	(63,005)	(18,173)

Basic and diluted loss per share (in NIS/USD)	(0.3)	(0.24)	(0.07)	(0.85)	(1.11)	(0.32)
Basic and diluted loss per ADS (in NIS/USD)	(1.5)	(1.18)	(0.34)	(4.25)	(5.57)	(1.61)

*   Reclassified

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